Westcore Trust

1290 Broadway, Suite 1100

Denver, CO 80203

January 30, 2018

VIA EDGAR

Mr. Jay Williamson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Westcore Trust (the “Registrant”)

File No. 811-03373

Definitive Proxy Statement on Schedule 14A

Dear Mr. Williamson:

On behalf of the Registrant, set forth below are the Registrant’s responses to additional comments received from the Staff of the Division of Investment Management on January 26, 2018 regarding the Registrant’s preliminary proxy statement on Schedule 14A as filed with the Securities and Exchange Commission on January 18, 2018 (the “Preliminary Proxy”). Capitalized terms not defined herein have the same meaning given to them in the Preliminary Proxy.

This response letter accompanies the Registrant’s filing on January 30, 2018, pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 (the “1934 Act”), the definitive proxy statement, form of proxy and other soliciting materials (the “Proxy Materials”) relating to a Special Meeting of Shareholders of each series of the Registrant (the “Funds”). The Registrant estimates that copies of the Proxy Materials will be released to shareholders of the Funds on or around February 2, 2018.

1.	Staff Comment: The Staff refers to oral comments previously provided to the Registrant on January 23, 2018 and reflected in the Registrant’s correspondence to the Staff as filed on January 25, 2018, specifically to the effect that, in the Staff’s view an adjournment to solicit additional proxies is a substantive proposal for which proxies must be independently distributed and discretionary authority is unavailable. As previously noted, in the Staff’s view, the Registrant should revise its disclosure and proxy card accordingly. The Staff reiterates that position, and requests that the Registrant (i) indicate its intentions with respect to the treatment of adjournments in the Proxy Materials and at the Meeting; and (ii) acknowledge that, unless a unilateral action by the Meeting Chair relating to adjournments is available under state law and the Registrant’s governing documents, proceeding without presenting an adjournment as a separate proposal would be contrary to the Staff’s interpretation.

U.S. Securities and Exchange Commission

Division of Investment Management

January 30, 2018

Registrant’s Response: Comment complied with. The Registrant acknowledges the Staff’s position with respect to the foregoing as discussed with the Staff on January 26, 2018, and for the reasons set forth in the Registrant’s letter dated January 25, 2018, the Registrant respectfully declines to present potential adjournments as a separate proposal in the Proxy Materials, which the Registrant understands is contrary to the Staff’s position.

2.	Staff Comment: Please confirm that the Registrant’s prior disclosure with respect the Funds’ names remain accurate, or revise the disclosure accordingly.

Registrant’s Response: Comment complied with. The Registrant has revised the disclosure in the Proxy Materials regarding the Funds’ names to read as follows:

“If the Transaction is completed, it is anticipated that the name “Westcore” will no longer be a part of the Trust’s name, and likewise will no longer be a part of the Funds’ names. While discussions are still ongoing, it is expected that the “Westcore” name will be replaced by “SBH” or “Segall Bryant & Hamill,” or possibly a variation thereon. In addition, if the Transaction is completed, it is possible that certain of the Funds’ names may have additional changes beyond the replacement of the “Westcore” name.”

* * *

If you have any questions or further comments, please contact Peter H. Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Richard C. Noyes
Richard C. Noyes
Secretary, Westcore Trust

cc: Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP